EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – MARCH 5, 2015 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.23 (twenty-three cents) per common share. The dividend will be payable April 1, 2015 to shareholders of record at the close of business on March 16, 2015.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements, including the statements regarding anticipated production volumes, capital expenditures, operating costs and targeted project phase completion dates, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com